Exhibit 99.1
SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Financial Statements
September 30, 2009
(With Independent Accountants’ Review Report Thereon)

LG Household & Health Care, Ltd.
Non-Consolidated Financial Statements
September 30, 2008

Independent Accountants’ Review Report
Based on a report originally issued in Korean
The Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying non-consolidated statement of financial position of Shinhan Financial Group Co., Ltd. (the “Company”) as of September 30, 2009 and the related non-consolidated statements of income for the three-month and nine-month periods ended September 30, 2009 and 2008 and statements of changes in stockholders’ equity and cash flows for the nine-month periods ended September 30, 2009 and 2008. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated statement of financial position of the Company as of December 31, 2008 and the related non-consolidated statement of income, appropriation of retained earnings, changes in stockholders’ equity and cash flow for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated February 12, 2009 expressed an unqualified opinion. The accompanying non-consolidated statements of financial position of the Company as of December 31, 2008, presented for comparative purposes, is not different from that audited by us in all material respects.
The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:

As discussed in note 1 to the non-consolidated financial statements, effective January 1, 2009, SH Asset Management Co., Ltd., a subsidiary of the Company, was merged into Shinhan BNP Paribas Asset Management Co., Ltd.(formerly Shinhan BNP Paribas Investment Trust Management Co.,Ltd.), another subsidiary of the Company. In connection with the merger, Shinhan BNP Paribas Asset Management Co., Ltd. issued common stock to the Company in exchange for SH Asset Management Co., Ltd.’s stock. As a result, the Company’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. increased from 50% to 73%. The merger was accounted for as a business combination between entities under common control, and had no effect on the Company’s results of operations. Furthermore, on January 2, 2009, the Company disposed 1,276,162 shares of Shinhan BNP Paribas Asset Management Co., Ltd. stock at ~~W~~18,023 per share. As a result, the Company’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. decreased to 65%.
As discussed in note 1 to the non-consolidated financial statements, in accordance with a resolution of the Board of Directors’ meeting held on March 20, 2009, the Company disposed 4,700,001 shares of Cardif Life Insurance Co., Ltd. (formerly SH&C Life Insurance Co., Ltd.): 3,290,002 shares to BNP Paribas Assurance and 1,409,999 shares to Shinhan Bank, respectively, effective June 26, 2009. As a result, Cardif Life Insurance Co., Ltd. was excluded from the subsidiary of the Company.
As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting principles and review standards and their application in practice.
KPMG Samjong Accounting Corp.
Seoul, Korea
October 28, 2009
This report is effective as of October 28, 2009, the review report date. Certain subsequent events or circumstances, which may occur between the review date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events and circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Financial Position
As of September 30, 2009
(unaudited)

(In millions of Won)	Notes	2009		2008
Assets
Cash and due from banks	18	~~W~~	867,814	670,815
Equity method accounted investments	3		24,442,328	22,734,582
Loans, net of allowance for loan losses	4,18,24		1,567,125	2,397,950
Property and equipment, net	5		1,182	1,473
Other assets, net	6,18		89,062	108,746

Total assets		~~W~~	26,967,511	25,913,566

Liabilities
Borrowings	7	~~W~~	854,200	1,155,300
Debentures,net	8		5,802,074	7,078,333
Retirement and severance benefits			2,172	961
Other liabilities	9,10,14,18		116,814	73,089

Total liabilities			6,775,260	8,307,683

Stockholders’ equity:
Capital stock of ~~W~~5,000 par value	12
Common stock			2,370,998	1,980,998
Authorized—1,000,000,000 shares
Issued and outstanding:
474,199,587 shares in 2009
396,199,587 shares in 2008

Redeemable and convertible preferred stock			481,475	481,475
Issued and outstanding :
53,094,459 shares in 2009
62,411,251 shares in 2008

Capital surplus			9,924,855	9,032,572
Capital adjustments			(417,845)	(432,887)
Accumulated other comprehensive income	3,19		903,239	242,331
Retained earnings	13		6,929,529	6,301,394

Total stockholders’ equity			20,192,251	17,605,883

Total liabilities and stockholders’ equity		~~W~~	26,967,511	25,913,566

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
For the three and nine-month periods ended September 30, 2009 and 2008
(Unaudited)

		2009			2008
		Three-month		Nine-month	Three-month	Nine-month
(In millions of Won, except earnings per share)	Notes	Period		Period	Period	Period
Operating revenue
Gain from equity method accounted investments	3,23	~~W~~	547,953	1,196,195	387,277	1,866,683
Interest income	18		31,151	110,431	35,018	96,524
Royalty	18		34,007	101,997	33,852	101,628
Other			3,201	5,871	—	—

			616,312	1,414,494	456,147	2,064,835

Operating expense
Loss from equity method accounted investments	3,23		34	34	23,195	4,898
Interest expense			101,106	326,775	93,306	283,170
Fees and commission			69	225	16	107
General and administrative expenses	15,18		21,422	46,070	15,740	41,409
Other			1,861	1,861	—	—

			124,492	374,965	132,257	329,584

Operating income			491,820	1,039,529	323,890	1,735,251

Non-operating income, net			(16)	10,349	49	319

Income before income taxes			491,804	1,049,878	323,939	1,735,570

Income tax benefits	16		—	13	—	—

Net income		~~W~~	491,804	1,049,891	323,939	1,735,570

Earning per share in Won	17	~~W~~	909	1,899	626	3,706

Diluted earnings per share in Won	17	~~W~~	895	1,883	620	3,624

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Changes in Stockholders’ Equity
For the nine-month periods ended September 30, 2009 and 2008
(Unaudited)

					Accumulated other
	Capital		Capital	Capital	comprehensive
(In millions of Won)	stock		surplus	adjustments	income	Retained earnings	Total
Balance at January 1, 2009	~~W~~	2,462,473	9,032,572	(432,887)	242,331	6,301,394	17,605,883
Dividends paid						(244,988)	(244,988)
Common stock issuance		390,000	885,260				1,275,260
Redemption of Redeemable Preferred Stocks						(172,793)	(172,793)
Net income						1,049,891	1,049,891
Changes in retained earnings of subsidiaries						(3,975)	(3,975)
Changes in unrealized holding gain(loss) on equity method accounted investments					665,905		665,905
Valuation loss on derivatives					(4,997)		(4,997)
Changes in other capital surplus			7,023				7,023
Changes in other capital adjustment				15,042			15,042

Balance at September 30, 2009	~~W~~	2,852,473	9,924,855	(417,845)	903,239	6,929,529	20,192,251

					Accumulated other
	Capital		Capital	Capital	comprehensive
(In millions of Won)	stock		surplus	adjustments	income	Retained earnings	Total
Balance at January 1, 2008	~~W~~	2,462,473	8,648,799	—	1,644,715	5,221,814	17,977,801
Cumulative effect for accounting changes			383,773	(413,189)	(167,453)	196,869	—

		2,462,473	9,032,572	(413,189)	1,477,262	5,418,683	17,977,801
Dividends paid						(620,442)	(620,442)
Redemption of Redeemable Preferred Stocks						(537,834)	(537,834)
Net income						1,735,570	1,735,570
Changes in retained earnings of Subsidiaries						13,551	13,551
Changes in unrealized holding gain(loss) on equity method accounted investments					(831,678)		(831,678)
Changes in other capital adjustment				(11,338)			(11,338)

Balance at September 30, 2008	~~W~~	2,462,473	9,032,572	(424,527)	645,584	6,009,528	17,725,630

See accompanying notes to non-consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 2009 and 2008
(Unaudited)

(In millions of Won)	2009		2008
Cash flows from operating activities
Net income	~~W~~	1,049,891	1,735,570
Adjustments for :
Depreciation		342	369
Amortization		305	223
Provision for (reversal of) allowance for loan losses		(4,010)	4,296
Provision for retirement and severance benefits		1,080	643
Gain from equity method accounted investments ,net		(1,196,161)	(1,861,785)
Gain from disposition of equity method accounted investments		(10,509)	—
Gain from disposition of property and equipment, net		(38)	—
Share-based compensation costs		10,284	(6,298)
Other		3,269	3,715

Changes in assets and liabilities :
Dividends received from equity method accounted investments		161,451	1,343,448
Decrease in other assets		64,019	6,143
Increase (decrease) in other liabilities		(17,579)	7,022
Retirement and severance benefits paid		(743)	(583)
Decrease in deposit for severance benefit insurance		375	422

Net cash provided by operating activities		61,976	1,233,185

Cash flows from investing activities:

Cash provided by investing activities:
Decrease in equity method accounted investments		52,665	977,470
Collection of loans		890,000	185,000
Disposition of property and equipment		59	—
Decrease in other assets		1,008	1,094

		943,732	1,163,564

Cash used in investing activities:

Purchase of equity method accounted investments		(31,048)	—
Loan originations		(55,000)	(960,000)
Purchase of property and equipment		(74)	(1,456)
Increase in other assets		(543)	(1,637)

		(86,665)	(963,093)

Net cash provided by investing activities	~~W~~	857,067	200,471

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
For the nine-month periods ended September 30, 2009 and 2008
(Unaudited)

(In millions of Won)	2009		2008
Cash flows from financing activities

Cash provided by financing activities:
Proceeds from borrowings	~~W~~	55,000	410,000
Proceeds from issuance of debentures		412,160	950,000
Proceeds from issuance of common stock		1,310,400	—

		1,777,560	1,360,000

Cash used in financing activities:
Repayment of borrowings		(356,100)	(1,255,000)
Repayment of debentures		(1,690,000)	(300,000)
Debentures issuance cost paid		(536)	(3,658)
Stock issuance cost paid		(35,141)	—
Dividends paid		(245,034)	(619,882)
Redemption of redeemable preferred stocks		(172,793)	(537,835)

		(2,499,604)	(2,716,375)

Net cash used in financing activities		(722,044)	(1,356,375)

Net increase in cash and due from banks		196,999	77,281

Cash and due from banks at beginning of period		670,815	131,994

Cash and due from banks at end of period	~~W~~	867,814	209,275

See accompanying notes to non-consolidated financial statements.

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2009
(Unaudited)
1. General Description of the Company
Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliate companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.
On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.
As of September 30, 2009, the Company had 11 subsidiaries accounted for under the equity method and its capital stock consisted of ~~W~~2,370,998 million in common stock and ~~W~~481,475 million in redeemable and convertible preferred stock.
In accordance with a resolution of the Board of Directors’ meeting held on March 20, 2009, the Company disposed 4,700,001 shares of Cardif Life Insurance Co., Ltd.(“Cardif Life Insurance”): 3,290,002 shares to BNP Paribas Assurance and 1,409,999 shares to Shinhan Bank, respectively, effective June 26, 2009. As a result, Cardif Life Insurance was excluded from the subsidiary of the Company.
Details of its subsidiaries were as follows:
(a) Shinhan Bank
Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.
On April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank. The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006.
As of September 30, 2009, Shinhan Bank operated through 823 domestic branches, 100 depository offices and 7 overseas branches, and its capital stock amounted to ~~W~~7,928,078 million.
(b) Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.)
Shinhan Card Co., Ltd. (“Shinhan Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. Shinhan Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively. Shinhan Card mainly provides credit card services, factoring, installment financing and leasing under the Specialized Credit Financial Business Act.
As of September 30, 2009, Shinhan Card had 48 branches, approximately 2.39 million merchants in its network, 14.15 million active credit card holders, and its capital stock amounted to ~~W~~ 626,847 million.

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(Unaudited)
1. General Description of the Company, Continued
(c) Shinhan Investment Corp. (formerly Good Morning Shinhan Securities Co., Ltd.)
Shinhan Investment Corp.(“Shinhan Investment”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of September 30, 2009, it operated through 86 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,117 million of preferred stock).
(d) Shinhan Life Insurance Co., Ltd.
Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of September 30, 2009, Shinhan Life Insurance operated through 154 branches and its capital stock amounted to ~~W~~200,000 million.
(e) Shinhan Capital Co., Ltd.
Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital Co., Ltd. Shinhan Capital’s capital stock as of September 30, 2009 amounted to ~~W~~180,000 million.
(f) Jeju Bank
Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust services and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of September 30, 2009 amounted to ~~W~~110,644 million.
(g) Shinhan Credit Information Co., Ltd.
Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in debt collection services and credit research. Shinhan Credit Information’s capital stock as of September 30, 2009 amounted to ~~W~~3,000 million.
(h) Shinhan Private Equity, Inc.
Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of September 30, 2009 amounted to ~~W~~10,000 million.

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(Unaudited)
1. General Description of the Company, Continued
(i) Shinhan BNP Paribas Asset Management Co., Ltd. (formerly Shinhan BNP Paribas Investment Trust Management Co.,Ltd.)
On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002, with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd.
Effective January 1, 2009, SH Asset Management Co., Ltd., a subsidiary of the Company, was merged into Shinhan BNP Paribas Asset Management Co., Ltd. in accordance with a resolution of the extraordinary shareholders’ meeting held on November 5, 2008. In connection with the merger, Shinhan BNP Paribas Asset Management Co., Ltd. issued common stock to the Company in exchange for SH Asset Management Co., Ltd.’ stock at a ratio of 0.786083. As a result, the Company’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. increased from 50.00% to 73.47%. The merger was accounted for as a business combination between entities under common control, and had no effect on the Company’s results of operations. Furthermore, on January 2, 2009, the Company disposed 1,276,162 shares of Shinhan BNP Paribas Asset Management Co., Ltd. stock at ~~W~~18,023 per share. As a result, the Company’s ownership interest in Shinhan BNP Paribas Asset Management Co., Ltd. decreased to 65%.
Shinhan BNP Paribas Asset Management Co., Ltd.(“Shinhan BNP Paribas AMC”)’s capital stock as of September 30, 2009 amounted to ~~W~~75,374 million.
(j) Shinhan Macquarie Financial Advisory Co., Ltd.
On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in the business of financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of September 30, 2009 amounted to ~~W~~1,000 million.
(k) SHC Management Co., Ltd. (formerly Shinhan Card Co., Ltd.)
SHC Management Co., Ltd. (“SHC Management”) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. Former Shinhan Card Co., Ltd. was principally engaged in credit card services, factoring, consumer loans and installment financing. However, effective October 1, 2007, SHC Management transferred all assets, liabilities and operations to Shinhan Card (formerly LG Card Co., Ltd.). SHC Management’s capital stock as of September 30, 2009 amounted to ~~W~~500 million.

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(Unaudited)
1. General Description of the Company, Continued
     Details of ownership as of September 30, 2009 and December 31, 2008 were as follows:

		2009		2008
			Ownership		Ownership
			percentage		percentage
Investor	Investee	Number of shares	(%)	Number of shares	(%)
Shinhan Financial Group	Shinhan Bank	1,585,615,506	100.0	1,585,615,506	100.0
	Shinhan Card	125,369,403	100.0	125,369,403	100.0
	Shinhan Investment	259,399,664	100.0	259,399,664	100.0
	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
	Shinhan Capital	32,250,000	100.0	32,250,000	100.0
	Jeju Bank	15,241,424	68.9	9,692,369	62.4
	Shinhan Credit Information	600,000	100.0	600,000	100.0
	Shinhan PE	2,000,000	100.0	2,000,000	100.0
	Shinhan BNP Paribas AMC	9,798,585	65.0	4,000,001	50.0
	SH Asset Management	—	—	9,000,000	100.0
	Cardif Life Insurance	—	—	4,700,001	50.0
	Shinhan Macquarie	102,000	51.0	102,000	51.0
	SHC Management	100,000	100.0	100,000	100.0
Shinhan Card	Shinhan Financial Group	529	0.0	529	0.0
2. Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
     (a) Basis of Financial Statements Presentation
The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by those who are informed in Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.
Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying non-consolidated financial statements.
The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(Unaudited)
2. Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
     (b) Investments in Associates, Subsidiaries and Joint Ventures
Associates are all entities over which the Company has the ability to significantly influence the financial and operating policies and procedures, generally accompanying a shareholding of over 20 per cent of the voting rights. Subsidiaries are entities controlled by the Company. Joint ventures are those entities or assets over whose activities the Company has joint control.
Investments in associates and subsidiaries are accounted for using the equity method of accounting and are initially recognized at cost.
The Company’s investments in associates and subsidiaries include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate, subsidiary or joint venture over the Company’s share of the fair value of the identifiable net assets acquired. Goodwill is amortized using the straight-line method over its estimated useful life, between 10 years and 14 years. Amortization of goodwill is recorded together with equity from earnings (loss) of associates, subsidiaries and joint venture.
Prior to 2008, the difference between the acquisition cost of minority interest in subsidiaries and the value of net asset acquired and gain(loss) from disposition of treasury stock by subsidiaries were accounted as a component of accumulated other comprehensive income. However, according to the SKAS No. 15 Equity Method (Revised) effective January 1, 2008, the amounts are retrospectively reclassified to capital surplus or capital adjustment as appropriate.
When events or circumstances indicate that the carrying value of goodwill may not be recoverable, the Company reviews goodwill for impairment and records any impairment loss immediately in the non-consolidated statement of income.
The Company’s share of its post-acquisition profits or losses in investments in associates and subsidiaries is recognized in the non-consolidated income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate, subsidiary or joint venture are recognized when the associate or subsidiary declares the dividend. When the Company’s share of losses in an associate, subsidiary or joint venture equals or exceeds its interest in the associate or subsidiary, including preferred stock or other long term loans and receivables issued by the associate, subsidiary or joint venture, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or subsidiary.
Unrealized gains on transactions between the Company and its associates, subsidiaries or joint ventures are eliminated to the extent of the Company’s interest in each associate, subsidiary or joint venture.

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(Unaudited)
2. Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
     (c) Allowance for Loan Losses
In estimating the allowance for loan losses, the Company records the greater amount resulting from the provisioning methods based on an analysis of individual accounts or per Financial Supervisory Services (“FSS”) guidelines.
     (d) Property and Equipment
Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value. Depreciation is computed by the declining-balance method using rates based on the estimated useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	″	″
Leasehold improvement	Straight-line	″
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.
     (e) Intangible Assets
Intangible assets comprise of software and are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized using the straight-line method over five years.
     (f) Discount (Premium) on Debentures
Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.
     (g) Retirement and Severance Benefits
Employees who have been with the Company for more than one year are entitled to lump-sum payments based on salary rates and length of service at the time they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated statements of financial position. A portion of the liability is covered by an employees’ severance benefits trust where the employees have a vested interest in the deposit with the insurance company (or the bank) in trust. The deposit for severance benefits held in trust is, therefore, reflected in the accompanying non-consolidated statements of financial position as a reduction of the liability for retirement and severance benefits.

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(Unaudited)
2. Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(h) Translation of Foreign Currency Denominated Assets and Liabilities
Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the end of the reporting period, with the resulting gains and losses recognized in current results of operations. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.
(i) Derivatives and Hedge Accounting
The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.
Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Attributable transaction costs are recognized in profit or loss when incurred.
Hedge accounting
Where a derivative, which meets certain criteria, is used for hedging the exposure to changes in the fair value of a recognized asset, liability or firm commitment, it is designated as a fair value hedge. Where a derivative, which meets certain criteria, is used for hedging the exposure to the variability of the future cash flows of a forecasted transaction it is designated as a cash flow hedge.
The Company documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company documents its assessment, both at hedge inception and on a monthly basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in fair values or cash flows of hedged items.
Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the non-consolidated statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity as other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in the earnings. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at the time remains in equity and is recognized when the forecast transaction is ultimately recognized in earnings. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(Unaudited)
2. Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(i) Derivatives and Hedge Accounting, Continued
Derivatives that do not qualify for hedge accounting
Changes in the fair value of derivative instruments that are not designated as fair value or cash flow hedges are recognized immediately in the non-consolidated statement of income.
Separable embedded derivatives
Changes in the fair value of separable embedded derivatives are recognized immediately in the non-consolidated statement of income
(j) Share-Based Payments
The Company has granted shares or share options to its employees and other parties. For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity as a capital adjustment at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. If the fair value of the equity instruments cannot be estimated reliably at the measurement date, the Company measures them at their intrinsic value and recognizes the goods or services received based on the number of equity instruments that ultimately vest. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with changes in fair value recognized in profit or loss for the period. For transactions with an option of cash or equity settlement by the Company or the counterparty, the transaction is accounted for according to the substance of the transaction.
For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.
(k) Interest Income
Interest income on Company deposits and loans is recognized on an accrual basis, except for interest income on loans that are overdue. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received.
(l) Income Taxes
Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the balance sheet date.

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(Unaudited)
2. Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(l)    Income Taxes, Continued
A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Changes in deferred taxes due to a change in the tax rate except for those related to items initially recognized outside profit or loss (either in other comprehensive income or directly in equity) are recognized as income in the current period.
(m)  Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Actual results could differ from those estimates.
(n)   Earnings per Share
Earnings per share are calculated by dividing net income attributable to stockholders of the Company by the weighted-average number of shares outstanding during the period.
Diluted earnings per share are determined by adjusting net income attributable to stockholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares, which comprise redeemable convertible preferred stock and stock options.

3. Equity Method Accounted Investments

Details of equity method accounted investments as of September 30, 2009 and December 31, 2008 were as follows:

	2009
							Accumulated
			Acquisition	Equity			other
	Beginning		(dividend),	method	Capital	Capital	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	surplus	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	12,217,356	(12,569)	537,072	6,823	70	476,027	(3,975)	13,220,804
Shinhan Card		7,237,665	(49,064)	387,318	—	—	130,040	—	7,705,959
Shinhan Investment		1,803,002	(30,000)	95,533	200	—	31,939	—	1,900,674
Shinhan Life Insurance		846,106	(20,000)	112,064	—	2	20,030	—	958,202
Shinhan Capital		377,662	(24,991)	31,863	—	—	11,028	—	395,562
Jeju Bank		95,581	27,745	8,616	—	4,954	(2,840)	—	134,056
Shinhan Credit Information		14,268	—	962	—	—	—	—	15,230
Shinhan PE		11,059	—	3,079	—	5	—	—	14,143
SH Asset Management		64,989	(64,989)	—	—	—	—	—	—
Shinhan BNP Paribas AMC		33,318	38,652	18,023	—	(1,745)	585	—	88,833
Cardif Life Insurance		24,677	(25,438)	1,665	—	—	(904)	—	—
Shinhan Macquarie		—	—	—	—	—	—	—	—
SHC Management		8,899	—	(34)	—	—	—	—	8,865

	~~W~~	22,734,582	(160,654)	1,196,161	7,023	3,286	665,905	(3,975)	24,442,328

Shinhan Macquarie discontinued the application of the equity method because the book value of the equity method investment security was reduced to zero due to accumulated deficits. As a result, net income and net assets in the non-consolidated financial statements and those in the consolidated financial statements differ by ~~W~~791 million and ~~W~~2,562 million, respectively.
The market value of Jeju Bank shares owned by the Company was ~~W~~97,240 million as of September 30, 2009 based on the quoted market price (~~W~~6,380 per share) at that date.
Changes in (negative) goodwill for the nine-month period ended September 30, 2009 were as follows:

	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	531,217	2,216	(46,082)	487,351
Shinhan Card		3,584,041	1,084	(227,457)	3,357,668
Shinhan Investment		59,516	—	(12,753)	46,763
Shinhan Life Insurance		289,137	—	(31,352)	257,785
Shinhan Capital		8,373	3	(531)	7,845
Jeju Bank		(2,228)	—	514	(1,714)

	~~W~~	4,470,056	3,303	(317,661)	4,155,698

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
3. Equity Method Accounted Investments, Continued

Changes in unrealized gains (losses) under the application of equity method for the nine-month period ended September 30, 2009 were as follows:

		Beginning		Increase	Ending
Investees	Account	balance		(decrease)	balance
Shinhan Bank	Derivatives, etc	~~W~~	7,664	(19,271)	(11,607)
Shinhan Card	Allowance for loan losses, etc		5,939	(1,926)	4,013
Shinhan Investment	Commission expense, etc		(7,310)	368	(6,942)
Shinhan Life Insurance	Deferred acquisition costs, etc		(49,779)	696	(49,083)
Shinhan Capital	Allowance for loan losses		5,232	(2,206)	3,026
Shinhan Credit Information	Allowance for loan losses		1	2	3
Shinhan PE	Allowance for loan losses		50	(25)	25
Cardif Life Insurance	Deferred acquisition costs		(12,672)	12,672	—

		~~W~~	(50,875)	(9,690)	(60,565)

	2008
							Accumulated
			Acquisition	Equity			other
	Beginning		(dividend),	method	Capital	Capital	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	surplus	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	11,620,851	487,028	1,272,763	—	(19,572)	(1,164,303)	20,589	12,217,356
Shinhan Card		8,050,796	(1,310,073)	587,111	(78,391)	—	(11,778)	—	7,237,665
Shinhan Investment		1,696,710	—	136,621	—	—	(30,329)	—	1,803,002
Shinhan Life Insurance		815,188	(30,000)	70,640	—	(26)	(9,696)	—	846,106
Shinhan Capital		321,340	9,240	67,547	3,123	—	(23,588)	—	377,662
Jeju Bank		77,689	—	14,595	—	(8)	3,305	—	95,581
Shinhan Credit Information		12,365	—	1,903	—	—	—	—	14,268
Shinhan PE		10,631	—	418	—	(50)	60	—	11,059
SH Asset Management		—	64,989	—	—	—	—	—	64,989
Shinhan BNP Paribas AMC		30,841	(11,600)	14,077	—	—	—	—	33,318
Cardif Life Insurance		17,025	8,500	(2,204)	—	(42)	1,398	—	24,677
Shinhan Macquarie		3,534	(410)	(3,124)	—	—	—	—	—
SHC Management		1,086,650	(1,171,987)	18,968	75,268	—	—	—	8,899

	~~W~~	23,743,620	(1,954,313)	2,179,315	—	(19,698)	(1,234,931)	20,589	22,734,582

Shinhan Macquarie discontinued the application of the equity method because the book value of the equity method investment security was reduced to zero due to accumulated deficits. As a result, net income and net assets in the non-consolidated financial statements and those in the consolidated financial statements differ by ~~W~~1,771 million, respectively.
The market value of Jeju Bank shares owned by the Company was ~~W~~84,324 million as of December 31, 2008 based on the quoted market price (~~W~~8,700 per share) at that date.

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
3. Equity Method Accounted Investments, Continued

Changes in (negative) goodwill for the year ended December 31, 2008 were as follows:

	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	592,511	—	(61,294)	531,217
Shinhan Card		3,964,404	(9,240)	(371,123)	3,584,041
Shinhan Investment		76,522	—	(17,006)	59,516
Shinhan Life Insurance		330,939	—	(41,802)	289,137
Shinhan Capital		—	9,240	(867)	8,373
Jeju Bank		(2,915)	—	687	(2,228)

	~~W~~	4,961,461	—	(491,405)	4,470,056

     Changes in unrealized gains (losses) under the application of equity method for the year ended December 31, 2008 were as follows:

		Beginning		Increase	Ending
Investees	Account	balance		(decrease)	balance
Shinhan Bank	Derivatives	~~W~~	(91,920)	99,584	7,664
Shinhan Card	Allowance for loan losses		3,250	2,689	5,939
Shinhan Investment	Commission expense		(6,909)	(401)	(7,310)
Shinhan Life Insurance	Deferred acquisition costs		(23,631)	(26,148)	(49,779)
Shinhan Capital	Allowance for loan losses		2,950	2,282	5,232
Shinhan Credit Information	Allowance for loan losses		—	1	1
Shinhan PE	Allowance for loan losses		25	25	50
Cardif Life Insurance	Deferred acquisition costs		(8,143)	(4,529)	(12,672)

		~~W~~	(124,378)	73,503	(50,875)

4. Loans
(a)	Loans as of September 30, 2009 and December 31, 2008 consisted of the following:

	2009		2008
Loans in Won	~~W~~	1,575,000	2,410,000
Less: allowance for loan losses		(7,875)	(12,050)

	~~W~~	1,567,125	2,397,950

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
4. Loans, Continued
     (b) Detail of loans in Won as of September 30, 2009 and December 31, 2008 were as follows:

	2009			2008
	Interest			Interest
Borrower	rate (%)	Amount		rate (%)	Amount
Shinhan Card	5.23~6.90	~~W~~	800,000	5.23~8.12	~~W~~	1,180,000
Shinhan Capital	4.99~6.90		600,000	4.99~8.20		1,040,000
Shinhan Investment	5.25~5.64		170,000	5.25~5.64		170,000
Shinhan PE	3.99		5,000	6.18~6.85		10,000
Cardif Life Insurance	—		—	9.00		10,000

		~~W~~	1,575,000		~~W~~	2,410,000

Allowance for loan losses			(7,875)			(12,050)

		~~W~~	1,567,125		~~W~~	2,397,950

     (c) The maturities of loans as of September 30, 2009 and December 31, 2008 were as follows:

	2009		2008
Due in three months or less	~~W~~	—	220,000
Due after three months through six months		—	255,000
Due after six months through 12 months		225,000	125,000
Due after one year through three years		1,150,000	1,400,000
Thereafter		200,000	410,000

	~~W~~	1,575,000	2,410,000

5. Property and Equipment
     Property and equipment as of September 30, 2009 and December 31, 2008 consisted of the following:

	2009		2008
Property and equipment:
Vehicles	~~W~~	—	171
Furniture and fixtures		1,548	1,599
Leasehold improvements		3,167	3,150

		4,715	4,920
Less: accumulated depreciation		(3,533)	(3,447)

	~~W~~	1,182	1,473

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
6. Other Assets
     Other assets as of September 30, 2009 and December 31, 2008 consisted of the following:

	2009		2008
Security deposits paid (note 18)	~~W~~	8,974	9,982
Software		1,003	764
Account receivables (note 18)		58,726	19,938
Accrued interest income (note 18)		8,324	14,160
Advance payments		1,126	1,242
Prepaid expenses		7,426	59,012
Other		3,824	3,824

		89,403	108,922
Less: allowance for losses		(341)	(176)

	~~W~~	89,062	108,746

7. Borrowings
     (a) Borrowings as of September 30, 2009 and December 31, 2008 consisted of the following:

	2009			2008
	Interest			Interest
Borrower	rate (%)		Amount	rate (%)	Amount
Commercial Papers	~~W~~	3.93~8.13	854,200	5.98 ~ 8.13	1,155,300
     (b) The maturities of borrowings as of September 30, 2009 and December 31, 2008 were as follows:

	2009		2008
Due in three months or less	~~W~~	799,200	100,000
Due after three months through nine months		50,000	215,000
Due after nine months through 12 months		5,000	840,300

	~~W~~	854,200	1,155,300

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
8. Debentures
     (a) Debentures as of September 30, 2009 and December 31, 2008 consisted of the following:

	2009		2008
Debentures in Won	~~W~~	5,600,000	7,090,000
Debentures in Foreign Currency		211,008	—
Less: discount on debentures		(8,934)	(11,667)

	~~W~~	5,802,074	7,078,333

     (b) Details of debentures in Won as of September 30, 2009 and December 31, 2008 were as follows:

		Interest
Issue date	Maturity date	rate (%)	2009		2008
Unsecured debentures in Won:
March 24, 2004	March 24, 2009	5.11	~~W~~	—	20,000
June 25, 2004	June 25, 2009	4.93		—	50,000
July 8, 2004	July 8, 2009	4.81		—	100,000
January 31, 2005	January 31, 2010	4.59		70,000	70,000
June 29, 2005	June 29, 2010	4.28		150,000	150,000
September 14, 2005	September 14, 2010	5.18		110,000	110,000
December 16, 2005	December 16, 2010	5.65		60,000	60,000
January 24, 2006	January 24, 2009	5.24		—	100,000
February 27, 2006	February 27, 2009	5.07		—	100,000
April 24, 2006	April 24, 2009	5.09		—	200,000
June 28, 2006	June 28, 2009	5.25		—	220,000
June 28, 2006	June 28, 2011	5.42		130,000	130,000
June 28, 2006	June 28, 2013	5.52		50,000	50,000
June 29, 2006	June 29, 2009	5.24		—	100,000
June 29, 2006	June 29, 2009	5.32		—	100,000
July 31, 2006	July 31, 2011	5.16		100,000	100,000
September 26, 2006	September 26, 2009	4.81		—	50,000
September 26, 2006	September 26, 2011	4.91		50,000	50,000
November 29, 2006	November 29, 2009	4.99		250,000	250,000
November 29, 2006	November 29, 2011	5.06		100,000	100,000
November 29, 2006	November 29, 2013	5.16		150,000	150,000
December 27, 2006	December 27, 2009	5.05		250,000	250,000
December 27, 2006	December 27, 2011	5.17		100,000	100,000
December 27, 2006	December 27, 2013	5.24		150,000	150,000

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
8. Debentures, Continued

		Interest
Issue date	Maturity date	rate (%)	2009		2008
January 24, 2007	January 23, 2009	5.33		—	300,000
January 25, 2007	January 25, 2010	5.25		250,000	250,000
January 25, 2007	January 25, 2012	5.29		100,000	100,000
January 25, 2007	January 25, 2014	5.40		150,000	150,000
February 23, 2007	February 23, 2010	5.09		250,000	250,000
February 23, 2007	February 23, 2012	5.12		100,000	100,000
February 23, 2007	February 23, 2014	5.27		150,000	150,000
April 13, 2007	April 13, 2010	5.24		50,000	50,000
April 13, 2007	April 13, 2012	5.28		50,000	50,000
May 9, 2007	May 9, 2010	5.31		100,000	100,000
May 9, 2007	May 9, 2012	5.35		100,000	100,000
June 8, 2007	June 8, 2010	5.48		200,000	200,000
June 8, 2007	June 8, 2012	5.54		250,000	250,000
June 8, 2007	June 8, 2014	5.58		100,000	100,000
September 27, 2007	September 27, 2009	5.52		—	350,000
September 27, 2007	September 27, 2010	5.91		100,000	100,000
November 27, 2007	November 27, 2010	6.24		50,000	50,000
November 27, 2007	November 27, 2012	6.33		100,000	100,000
December 18, 2007	December 18, 2010	6.69		50,000	50,000
December 18, 2007	December 18, 2012	6.78		50,000	50,000
January 23, 2008	January 23, 2011	6.46		150,000	150,000
January 23, 2008	January 23, 2013	6.51		50,000	50,000
February 21, 2008	February 21, 2011	5.51		150,000	150,000
March 12, 2008	March 12, 2011	5.71		250,000	250,000
June 27, 2008	June 27, 2011	6.41		200,000	200,000
July 31, 2008	July 31, 2011	6.76		150,000	150,000
December 11, 2008	December 11, 2010	7.83		40,000	40,000
December 11, 2008	December 11, 2011	8.01		480,000	480,000
December 11, 2008	December 11, 2013	8.11		10,000	10,000
September 29, 2009	September 29, 2012	5.38		200,000	—

				5,600,000	7,090,000
	Discount on debentures			(8,399)	(11,667)

			~~W~~	5,591,601	7,078,333

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
8. Debentures, Continued
     (c) Details of debentures in Foreign Currency as of September 30, 2009 and December 31, 2008 were as follows:

		Interest
Issue date	Maturity date	rate (%)	2009		2008
Unsecured debentures in Foreign Currency:
September 29, 2009	September 29, 2011	3M Libor(JPY) + 1.1%	~~W~~	211,008	—
		Discount on debentures		(535)	—

			~~W~~	210,473	—

     (d) Debentures as of September 30, 2009 and December 31, 2008 consisted of the following:

	2009		2008
Due in three months or less	~~W~~	500,000	520,000
Due after three months through nine months		570,000	670,000
Due after nine months through 12 months		710,000	1,000,000
Due after one year through three years		3,071,008	3,340,000
Thereafter		960,000	1,560,000

	~~W~~	5,811,008	7,090,000

9. Other Liabilities
     Other liabilities as of September 30, 2009 and December 31, 2008 consisted of the following:

	2009		2008
Withholding taxes	~~W~~	3,417	3,509
Dividends payable		2,631	2,678
Accounts payable		816	1,936
Accrued expenses		103,628	56,113
Unearned interest		173	8,853
Derivatives (Note 10)		6,149	—

	~~W~~	116,814	73,089

10. Derivatives and Hedge Accounting
     Details of derivative instruments as of September 30, 2009 were as follows:

		Fair value		Valuation gain (loss)
Accumulated other
	Notional			Operating revenue	comprehensive
Type	amount	Asset	Liabilities	(expenses)	income
Currency swap	~~W~~211,008	—	6,149	(1,152)	(4,997)

(*)	Hedged item is debentures in foreign currency. The Company is hedging cash flow volatility due to foreign currency and interest fluctuation through currency swap.

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
11. Commitments and Contingencies
     As of September 30, 2009, the Company was involved in one pending lawsuit as a defendant. The details of the lawsuit are as follows:

Plaintiff	Description	Claim amount	Status
Korea Deposit Insurance Corporation	Claim for earn-out payment relating to acquisition of Chohung Bank	~~W~~9,059	Pending in Seoul High Court
12. Capital Stock
(a)	As of September 30, 2009, details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate (%)
	shares	(*)	Redeemable period
Redeemable preferred stock:
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010
Series 10 (**)	28,990,000	7.00	January 25, 2012 - January 25, 2027

	38,373,459
Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25	January 25, 2012 - January 25, 2027

	53,094,459

(*)	Based on issue price

(**)	The Company maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period.

(***)	Details with respect to the conversion right of the Company are as follows:

Conversion period : January 26, 2008 - January 25, 2012

Conversion ratio : One common stock per one preferred stock

Conversion price in Won : ~~W~~57,806

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
12. Capital Stock, Continued
The following redeemable preferred stocks were redeemed as of September 30, 2009. As a result, the amount of capital stock differs from the total par value of the outstanding capital stock.

	Redeemable
Redemption year	preferred stock	Number of shares	Redemption amount
2009	Series 4	9,316,792	~~W~~	172,793
2008	Series 3	9,316,792		172,812
	Series 7	2,433,334		365,022
2007	Series 2	9,316,792		172,812
2006	Series 1	9,316,792		172,831
	Series 6	3,500,000		525,033

		43,200,502	~~W~~	1,581,303

(b)	Details of changes in capital stock for the nine-month period ended September 30, 2009 and the year ended December 31, 2008 were as follows:

	Number of		Capital	Preferred
	shares		stock	stock
Balance at January 1, 2008	~~W~~	470,360,964	1,980,998	481,475
Repayment of preferred stock		(11,750,126)	—	—

Balance at December 31, 2008		458,610,838	1,980,998	481,475

Issuance of common stock		78,000,000	390,000	—
Repayment of preferred stock		(9,316,792)	—	—

Balance at September 30, 2009	~~W~~	527,294,046	2,370,998	481,475

13. Retained Earnings
     Retained earnings as of September 30, 2009 and December 31, 2008 consisted of the following:

	2009		2008
Legal reserve	~~W~~	1,021,878	819,838
Retained earnings before appropriation		5,907,651	5,481,556

	~~W~~	6,929,529	6,301,394

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
14. Share-Based Payments
(a)	Details of cash-settled share-based payments granted as of September 30, 2009 were as follows:

	4th grant		5th grant
Grant date	March 30, 2005		March 21, 2006
Exercise price in Won	~~W~~	28,006	~~W~~	38,829
Number of shares granted		2,695,200		3,296,200
Vesting period	Within four years after three years from grant date		Within four years after three years from grant date
Changes in number of shares granted:
Balance at January 1, 2009		1,983,258		2,765,738
Exercised or canceled		45,020		49,665
Balance at September 30, 2009		1,938,238		2,716,073
Exercisable at September 30, 2009		1,938,238		2,716,073

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
14.	Share-Based Payments, Continued
(b)	Details of share-based payment with the choice of settlement by the Company as of September 30, 2009 were as follows:

	6th grant	7th grant
Grant date	~~W~~ March 20, 2007	March 19, 2008
Exercise price in Won	~~W~~54,560	~~W~~ 49,053
Number of shares granted	1,301,050	808,700
Vesting period	Within four years after three years from grant date	Within four years after three years from grant date
Terms:

Service period	Two years from grant date	Two years from grant date
Market performance
Management	Increase rate of stock price and target ROE	Increase rate of stock price and target ROE
Employee	Achievement of annual target ROE for three consecutive years	—

Changes in number of shares granted:
Outstanding at January 1, 2009	1,157,898	702,860
Canceled or forfeited	47,471	28,622
Outstanding at September 30, 2009	1,110,427	674,238
Exercisable at September 30, 2009	—	—

Assumptions used to determine the fair value of options:
Risk-free interest rate	4.37%	4.55%
Expected exercise period	2.5 years	3.5 years
Expected stock price volatility	43.38%	38.89%
Expected dividend yield	1.21%	1.96%
Weighted average fair value	Management: ~~W~~10,385 Employee:~~W~~11,032	~~W~~12,164
The Company has the option to settle cash or equity in respect to share-based payments. For the sixth and seventh grant, the Company recognized compensation costs as an expense and a liability as accrued expense.

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
14.	Share-Based Payments, Continued
(c)	Changes in stock compensation costs for the nine-month period ended September 30, 2009 were as follows:

		Employee of
		Shinhan
Stock options		Financial
granted	Stock compensation cost	Group		Subsidiaries	Total
2nd	Recorded at beginning of the year	~~W~~	7,303	24,252	31,555
	Incurred during the year		(84)	(450)	(534)
	To be recorded in subsequent years		—	—	—

3rd	Recorded at beginning of the year		8,159	20,969	29,128
	Incurred during the year		(144)	(1,038)	(1,182)
	To be recorded in subsequent years		—	—	—

4th	Recorded at beginning of the year		1,374	12,517	13,891
	Incurred during the year		4,964	23,320	28,284
	To be recorded in subsequent years		—	—	—

5th	Recorded at beginning of the year		—	—	—
	Incurred during the year		2,934	15,534	18,468
	To be recorded in subsequent years		—	—	—

6th	Recorded at beginning of the year		428	2,113	2,541
	Incurred during the year		1,482	7,668	9,150
	To be recorded in subsequent years		—	—	—

7th	Recorded at beginning of the year		183	885	1,068
	Incurred during the year		1,133	4,575	5,708
	To be recorded in subsequent years		275	1,119	1,394

Total	Recorded at beginning of the year		17,447	60,736	78,183
	Incurred during the year		10,285	49,609	59,894
	To be recorded in subsequent years	~~W~~	275	1,119	1,394

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
15.	General and Administrative Expenses

Details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2009 and 2008 were as follows:

	Three-month period			Nine-month period
	ended September 30,			ended September 30
	2009		2008	2009	2008
Salaries	~~W~~	14,512	2,060	22,507	8,822
Provision for retirement and severance benefits		469	391	1,080	643
Other employee benefits		334	277	1,074	1,244
Rental		273	236	879	834
Entertainment		382	251	1,011	692
Depreciation		113	133	342	369
Amortization		101	75	305	223
Bad debt expense		—	1,096	—	4,296
Taxes and dues		256	232	362	350
Advertising		2,615	6,114	5,926	13,080
Fees and commission		1,719	4,382	10,473	8,771
Other		648	493	2,111	2,085

	~~W~~	21,422	15,740	46,070	41,409

16.	Income Taxes
(a)	For the nine-month period ended September 30, 2009, the Company recognized ~~W~~13 million of income tax benefits, resulting from the reversal of income tax.

(b)	The reconciliation of income for financial reporting purposes and taxable income for the nine-month period ended September 30, 2009 were as follows:

	2009
Net income before income tax expense		1,049,878
Statutory tax rate		24.2%
Income tax calculated at the statutory tax rate		254,070

Adjustment:
Income not assessable for tax purposes		(19,475)
Expenses not deductible for tax purposes		165,891
Unrealizable temporary difference		(379,337)
Other		(21,149)
Reversal of income tax		(13)

Income tax benefits	~~W~~	(13)

Effective income tax rate		0.00%

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
16. Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for the nine-month periods ended September 30, 2009 and 2008 were as follows:

	2009
	Beginning				Ending
	balance		Increase	Decrease	balance
Temporary differences:

Equity method accounted investments	~~W~~	(4,793,469)	(1,889,986)	(169,147)	(6,514,308)
Retirement and severance benefits		1,620	1,080	376	2,324
Accrued expenses		7,627	10,284	877	17,034
Deposit for severance benefit insurance		(1,531)	—	(376)	(1,155)
Derivatives		—	6,149	—	6,149
Debentures in foreign currency		—	(1,861)	—	(1,861)

Total temporary differences		(4,785,753)	(1,874,334)	(168,270)	(6,491,817)

Unrealizable temporary differences (*)		4,575,446			6,511,512

Net temporary differences		(210,307)			19,695

Tax effects of temporary differences		(46,267)			4,333

Tax effects of tax loss carryforwards		66,182			77,027

Net tax effects		19,915			81,360

Tax effects recorded in non-consolidated financial statements	~~W~~	—			—

(*)	Unrealizable temporary differences as of September 30, 2009 represents temporary differences related to certain dividend income from equity method accounted investments of ~~W~~6,514,308 million less realizable portion of ~~W~~2,796 million.
The net tax effects of ~~W~~81,360 million as of September 30, 2009 were not recognized as deferred tax assets due to uncertainty in realization.

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
16. Income Taxes, Continued

	2008
	Beginning				Ending
	balance		Increase	Decrease	balance
Temporary differences:

Equity method accounted investments	~~W~~	(6,196,693)	2,604,575	1,875,336	(5,467,454)
Retirement and severance benefits		1,508	303	422	1,389
Accrued expenses		23,935	2,145	9,309	16,771
Deposit for severance benefit insurance		(1,189)	—	(422)	(767)

Total temporary differences		(6,172,439)	2,607,023	1,884,645	(5,450,061)

Unrealizable temporary differences (*)		6,189,425			5,460,275

Net temporary differences		16,986			10,214

Tax effects of temporary differences		4,671			2,809

Tax effects of tax loss carryforwards		65,803			63,958

Net tax effects		70,474			66,767

Tax effects recorded in non-consolidated financial statements	~~W~~	—			—

(*)	Unrealizable temporary differences as of September 30, 2008 represents temporary differences related to certain dividend income from equity method accounted investments of ~~W~~5,467,454 million less realizable portion of ~~W~~7,179 million.
The net tax effects of ~~W~~66,767 million as of September 30, 2008 were not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
17. Earning Per Share
(a)	Earning per share

Earning per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s earnings per share for the three-month and nine-month periods ended September 30, 2009 and 2008 were as follows:

	Three-month period ended			Nine-month period
	September 30,			ended September 30,
	2009		2008	2009	2008
Net income for period	~~W~~	491,804	323,939	1,049,891	1,735,570
Less: dividends on preferred stock		60,967	62,500	181,783	187,737
Net income available for common stock		430,837	261,439	868,108	1,547,833
Weighted average number of common shares outstanding (*)		474,199,058	417,673,260	457,220,613	417,673,260

Earnings per share in Won	~~W~~	909	626	1,899	3,706

(*)	Weighted average number of common shares outstanding for the nine-month periods ended September 30, 2009 and 2008 were as follows:

	Three-month period ended September 30, 2009
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at July 1, 2009	474,199,587	92	43,626,362,004
Treasury stocks	(529)	92	(48,668)

Outstanding at September 30, 2009	474,199,058		43,626,313,336

			92

Weighted average number of common shares			474,199,058

	Nine-month period ended September 30, 2009
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2009	417,673,789	273	114,024,944,397
Treasury stocks	(529)	273	(144,417)
Common Stock Issuance	54,497,285	191	10,408,981,435
Capital increase without consideration	2,028,513	191	387,445,983

Outstanding at September 30, 2009	474,199,058		124,821,227,398

			273

Weighted average number of common shares			457,220,613

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
17. Earning Per Share, Continued

	Three-month period ended September 30, 2008
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at July 1, 2008	396,199,587	92	36,450,362,004
Treasury stocks	(529)	92	(48,668)
Capital increase without consideration	21,474,202	92	1,975,626,584

Outstanding at September 30, 2008	417,673,260		38,425,939,920

			92

Weighted average number of common shares			417,673,260

	Nine-month period ended September 30, 2008
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2008	396,199,587	274	108,558,686,838
Treasury stocks	(529)	274	(144,946)
Capital increase without consideration	21,474,202	274	5,883,931,348

Outstanding at September 30, 2008	417,673,260		114,442,473,240

			274

Weighted average number of common shares			417,673,260

(b)	Diluted earnings per share

Details of diluted earnings per share due to dilutive effect for the three-month and nine-month periods ended September 30, 2009 and 2008 were as follows:

	Three-month period ended			Nine-month period
	September 30,			ended September 30,
	2009		2008	2009	2008
Ordinary income available for common stock	~~W~~	430,837	261,439	868,108	1,547,833
Add: dividends on redeemable convertible preferred stock		6,971	6,952	20,610	20,704
Diluted net earnings		437,808	268,391	888,718	1,568,537
Weighted average number of common shares outstanding (diluted)		488,920,058	432,975,437	471,941,613	432,848,927

Diluted earnings per share in Won	~~W~~	895	620	1,883	3,624

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
17.   Earning Per Share, Continued
(c)	Earnings per share and diluted earnings per share for the nine-month period ended September 30, 2008 which were ~~W~~3,907 and ~~W~~3,812, respectively and for the three-month period ended September 30, 2008 which were ~~W~~660 and ~~W~~652, respectively, presented above have been recalculated reflecting the effect of capital increase without consideration resulted from common stock issuance by way of rights issue to stockholders.

(d)	Exercisable stock options, excluded in calculating earnings per share

		Number of shares
	Exercisable period	exercisable
Stock options	March 21, 2010 — March 20, 2014	1,110,427
Stock options	March 20, 2011 — March 19, 2015	674,238

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
18. Related Party Transactions
     (a) Details of transactions
Significant transactions with the related parties for the three-month and nine-month periods ended September 30, 2009 and 2008 were as follows:

		Three-month period ended			Nine-month period ended
		September 30,			September 30,
Related party	Account	2009		2008	2009	2008
<Revenue>
Shinhan Bank	Interest income	~~W~~	732	1,199	3,687	5,360
″	Royalty		28,299	22,520	84,917	68,391
Shinhan Card	Interest income		13,605	16,148	48,073	36,263
″	Royalty		2,370	4,663	7,111	14,162
Shinhan Investment	Interest income		2,328	2,328	6,986	6,986
″	Royalty		1,073	2,470	3,262	6,795
Shinhan Life Insurance	Royalty		1,680	3,462	4,924	10,081
Shinhan Capital	Interest income		10,008	13,359	39,804	40,010
″	Royalty		365	336	1,096	1,019
Jeju Bank	Royalty		125	238	375	723
Shinhan Credit Information	Royalty		15	35	45	107
Shinhan PE	Interest income		67	123	387	261
″	Royalty		3	4	9	11
Shinhan BNP Paribas AMC	Royalty		35	101	106	269
Cardif Life Insurance	Interest income		—	—	222	—
″	Royalty		21	—	79	—
Shinhan Macquarie	Royalty		—	—	8	—
Shinhan Data System	Royalty		12	23	37	70
Shinhan Aitas	Royalty		9	—	28	—

		~~W~~	60,747	67,009	201,156	190,508

<Expense>
Shinhan Bank	Rental expense		190	191	612	568
Shinhan Investment	Commission expense		170	615	370	615
Shinhan Data System	Commission expense		47	3	115	3

		~~W~~	407	809	1,097	1,186

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
18. Related Party Transactions, Continued
     (b) Account balances
Significant balances with the related parties as of September 30, 2009 and December 31, 2008 were as follows:

Creditor	Debtor	Account	2009		2008
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	2,831	305,771
″	″	Security deposits paid		8,974	9,982
″	″	Accrued interest income		—	235
″	″	Accounts receivable		42,725	9,912
″	″	Deposit for severance benefit		1,156	1,531
″	Shinhan Card	Loans in Won		800,000	1,180,000
″	″	Accrued interest income		3,457	6,988
″	″	Accounts receivable		3,993	891
″	Shinhan Investment	Loans in Won		170,000	170,000
″	″	Accrued interest income		1,544	1,544
″	″	Accounts receivable		6,151	995
″	Shinhan Life Insurance	Accounts receivable		2,952	355
″	Shinhan Capital	Loans in Won		600,000	1,040,000
″	″	Accrued interest income		3,248	5,316
″	″	Accounts receivable		2,016	1,145
″	Shinhan Credit Information	Accounts receivable		522	97
″	Shinhan PE	Loans in Won		5,000	10,000
	Shinhan BNP Paribas AMC	Accounts receivable		86	—
″	Cardif Life Insurance	Accrued interest income		—	12
″	″	Loans in Won		—	10,000
″	Shinhan Macquarie	Accounts receivable		74	59
″	SHC Management	Accounts receivable		86	12
″	SH Asset Management	Accounts receivable		—	14
″	Shinhan Data System	Accounts receivable		193	36

			~~W~~	1,655,008	2,754,895

Shinhan Card	Shinhan Financial Group	Accounts payable		294	152
Shinhan Capital	″	Unearned interest		—	8,492
Shinhan PE	″	Unearned interest		173	361
Shinhan Data System	″	Accounts payable		18	—

			~~W~~	485	9,005

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
18. Related Party Transactions, Continued
(c)	Compensation of key management personnel for the nine-month periods ended September 30, 2009 and 2008 was as follows:

	2009		2008
Salaries	~~W~~	3,635	4,905
Share-based payment		10,019	(5,569)
Performance compensation		1,857	2,661

	~~W~~	15,511	1,997

19. Accumulated Other Comprehensive Income
(a)	Accumulated other comprehensive income as of September 30, 2009 and December 31, 2008 consisted of the following:

	2009		2008
Unrealized holding gain on equity method accounted investments	~~W~~	919,302	267,762
Unrealized holding loss on equity method accounted investments		(11,066)	(25,431)
Valuation loss on derivatives		(4,997)	—

	~~W~~	903,239	242,331

(b)	Comprehensive income for the nine-month periods ended September 30, 2009 and 2008 were as follows:

	2009		2008
Net income	~~W~~	1,049,891	1,735,570
Other comprehensive income:
Unrealized holding gain on equity method accounted investments		651,540	(786,127)
Unrealized holding loss on equity method accounted investment		14,365	(45,551)
Valuation loss on derivatives		(4,997)	—

Comprehensive income	~~W~~	1,710,799	903,892

20. Statements of Cash Flows
Significant transactions not involving cash inflows or outflows for the nine-month period ended September 30, 2009 and 2008 were as follows:

	2009		2008
Changes in unrealized holding gain (loss) on equity method accounted investments	~~W~~	665,905	831,678
Changes in retained earnings due to application of the equity method		3,975	13,551
Retained earnings appropriated as legal reserve and other Reserve		202,040	239,638
Dividends declared not yet paid on equity method accounted investments		—	410

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
21. Condensed Financial Statements of Subsidiaries
(a)	Statements of Financial Position

The condensed statements of financial position of subsidiaries as of September 30, 2009 and December 31, 2008 were as follows:

	2009
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	209,063,178	196,051,649	13,011,529
Shinhan Card		16,366,644	12,017,338	4,349,306
Shinhan Investment		8,273,503	6,453,108	1,820,395
Shinhan Life Insurance		9,569,759	8,822,671	747,088
Shinhan Capital		3,510,715	3,126,024	384,691
Jeju Bank		2,918,553	2,706,466	212,087
Shinhan Credit Information		18,867	3,639	15,228
Shinhan PE		20,186	6,065	14,121
Shinhan BNP Paribas AMC		160,740	24,075	136,665
Shinhan Macquarie		9,630	14,755	(5,125)
SHC Management		9,005	141	8,864

	~~W~~	249,920,780	229,225,931	20,694,849

	2008
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	213,569,099	201,621,217	11,947,882
Shinhan Card		17,075,575	13,420,864	3,654,711
Shinhan Investment		7,315,710	5,605,646	1,710,064
Shinhan Life Insurance		8,517,262	7,913,024	604,238
Shinhan Capital		4,007,728	3,643,671	364,057
Jeju Bank		2,903,390	2,731,541	171,849
Shinhan Credit Information		16,344	2,077	14,267
Shinhan PE		21,834	10,822	11,012
SH Asset Management		97,880	32,891	64,989
Shinhan BNP Paribas AMC		82,944	16,308	66,636
Cardif Life Insurance		1,269,383	1,194,741	74,642
Shinhan Macquarie		13,297	16,840	(3,543)
SHC Management		12,419	3,520	8,899

	~~W~~	254,902,865	236,213,162	18,689,703

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
21. Condensed Financial Statements of Subsidiaries, Continued
(b)	Statements of Income

Condensed statements of income of subsidiaries for the three-month and nine-month periods ended September 30, 2009 and 2008 were as follows:

	Nine-month period ended September 30, 2009
				Operating	Income before
Subsidiaries	Operating revenue		Operating expense	income	income tax	Net income
Shinhan Bank	~~W~~	35,861,175	35,000,974	860,201	809,627	564,564
Shinhan Card		2,731,325	1,937,719	793,606	794,278	614,582
Shinhan Investment		1,293,416	1,169,437	123,979	138,768	108,391
Shinhan Life Insurance		2,339,776	2,153,262	186,514	183,790	142,818
Shinhan Capital		353,324	306,787	46,537	46,564	34,601
Jeju Bank		142,268	127,505	14,763	15,593	11,585
Shinhan Credit Information		26,319	25,344	975	1,239	960
Shinhan PE		6,036	1,977	4,059	4,114	3,105
Shinhan BNP Paribas AMC		84,227	46,523	37,704	37,259	27,726
Shinhan Macquarie		3,616	5,110	(1,494)	(1,830)	(1,582)
SHC Management		—	464	(464)	(63)	(34)

	~~W~~	42,841,482	40,775,102	2,066,380	2,029,339	1,506,716

	Three-month period ended September 30, 2009
				Operating	Income before
Subsidiaries	Operating revenue		Operating expense	income	income tax	Net income
Shinhan Bank	~~W~~	8,185,644	7,736,268	449,376	404,266	288,839
Shinhan Card		947,494	620,805	326,689	326,625	247,492
Shinhan Investment		460,573	424,245	36,328	39,390	31,209
Shinhan Life Insurance		796,928	727,272	69,656	68,084	51,176
Shinhan Capital		112,893	93,545	19,348	19,349	14,508
Jeju Bank		45,204	37,595	7,609	7,842	5,855
Shinhan Credit Information		9,236	9,100	136	218	165
Shinhan PE		2,120	648	1,472	1,465	1,021
Shinhan BNP Paribas AMC		31,031	16,482	14,549	14,700	11,015
Shinhan Macquarie		557	1,760	(1,203)	(1,239)	(974)
SHC Management		—	178	(178)	(85)	(69)

	~~W~~	10,591,680	9,667,898	923,782	880,615	650,237

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
21.  Condensed Financial Statements of Subsidiaries, Continued

	Nine-month period ended September 30, 2008
				Operating	Income before
Subsidiaries	Operating revenue		Operating expense	income	income tax	Net income
Shinhan Bank	~~W~~	29,298,125	27,768,707	1,529,418	1,458,364	1,090,045
Shinhan Card		3,155,855	2,084,180	1,071,675	1,122,480	813,790
Shinhan Investment		1,096,443	985,994	110,449	124,398	93,877
Shinhan Life Insurance		2,095,045	1,948,342	146,703	141,611	106,907
Shinhan Capital		449,474	375,427	74,047	75,769	55,966
Jeju Bank		153,148	134,901	18,247	17,013	12,248
Shinhan Credit Information		20,661	19,217	1,444	1,992	1,515
Shinhan PE		2,884	1,961	923	(94)	(303)
Shinhan BNP Paribas AMC		79,430	46,097	33,333	33,336	24,134
Cardif Life Insurance		62,952	62,967	(15)	4,240	3,354
Shinhan Macquarie		10,671	21,292	(10,621)	(10,118)	(7,585)
SHC Management		9,212	1,741	7,471	26,226	18,914

	~~W~~	36,433,900	33,450,826	2,983,074	2,995,217	2,212,862

	Three-month period ended September 30, 2008
				Operating	Income before
Subsidiaries	Operating revenue		Operating expense	income	income tax	Net income
Shinhan Bank	~~W~~	13,332,662	13,019,454	313,208	292,052	214,317
Shinhan Card		1,079,590	758,097	321,493	322,666	234,822
Shinhan Investment		419,481	337,261	82,220	(26,830)	(19,714)
Shinhan Life Insurance		712,781	672,653	40,128	40,081	29,156
Shinhan Capital		194,065	174,228	19,837	20,378	15,131
Jeju Bank		52,075	46,655	5,420	4,231	3,043
Shinhan Credit Information		6,289	5,870	419	559	435
Shinhan PE		1,524	677	847	382	197
Shinhan BNP Paribas AMC		23,528	13,020	10,508	10,512	7,585
Cardif Life Insurance		18,059	17,978	81	(25)	84
Shinhan Macquarie		227	2,067	(1,840)	(1,693)	(1,233)
SHC Management		—	177	(177)	787	581

	~~W~~	15,840,281	15,048,137	792,144	663,100	484,404

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
22.  Funding and Operating Status of the Company and Subsidiaries
(a)	The funding status of the Company and its subsidiaries as of September 30, 2009 and December 31, 2008 were as follows:

	2009
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	854,200	5,802,074	6,656,274
Shinhan Bank		139,033,352	12,900,414	25,872,818	177,806,584
Shinhan Card		—	1,452,047	7,620,381	9,072,428
Shinhan Investment		1,379,422	4,600,568	49,945	6,029,935
Shinhan Life Insurance		—	7,600	—	7,600
Shinhan Capital		—	1,042,731	1,919,498	2,962,229
Jeju Bank		2,292,799	86,825	143,334	2,522,958
Shinhan PE		—	5,000	—	5,000
Shinhan Macquarie		—	990	—	990

	~~W~~	142,705,573	20,950,375	41,408,050	205,063,998

	2008
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	1,155,300	7,078,333	8,233,633
Shinhan Bank		119,237,971	20,410,420	32,418,157	172,066,548
Shinhan Card		—	2,386,275	7,916,599	10,302,874
Shinhan Investment		1,195,209	3,956,431	—	5,151,640
Shinhan Life Insurance		—	7,600	—	7,600
Shinhan Capital		—	1,742,791	1,740,739	3,483,530
Jeju Bank		2,294,628	78,791	143,400	2,516,819
Shinhan PE		—	10,000	—	10,000
SH Asset Management		—	25,880	—	25,880
Cardif Life Insurance		—	20,000	—	20,000
Shinhan Macquarie		—	990	—	990

	~~W~~	122,727,808	29,794,478	49,297,228	201,819,514

(*)	Net of discount on debentures

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
22.	Funding and Operating Status of the Company and Subsidiaries, Continued
(b)	The operating status of the Company and subsidiaries as of September 30, 2009 and December 31, 2008 were as follows:

	2009
				Cash and due from
	Loans (*)		Securities	banks	Total
Shinhan Financial Group	~~W~~	1,567,125	24,442,328	867,814	26,877,267
Shinhan Bank		140,783,527	43,364,756	7,160,726	191,309,009
Shinhan Card		13,415,854	350,913	1,366	13,768,133
Shinhan Investment		925,744	4,449,780	1,315,386	6,690,910
Shinhan Life Insurance		2,422,134	4,301,601	247,577	6,971,312
Shinhan Capital		2,942,312	303,457	2,051	3,247,820
Jeju Bank		2,179,505	504,880	42,281	2,726,666
Shinhan Credit Information		—	—	8,589	8,589
Shinhan PE		—	12,665	4,080	16,745
Shinhan BNP Paribas AMC		1,187	2,053	103,386	106,626
Shinhan Macquarie		—	—	2,847	2,847
SHC Management		—	—	8,740	8,740

	~~W~~	164,237,388	77,732,433	9,764,843	251,734,664

	2008
				Cash and due from
	Loans (*)		Securities	banks	Total
Shinhan Financial Group	~~W~~	2,397,950	22,734,582	670,815	25,803,347
Shinhan Bank		145,341,827	36,592,260	8,578,930	190,513,017
Shinhan Card		13,679,402	453,533	51,650	14,184,585
Shinhan Investment		748,485	4,561,457	1,180,735	6,490,677
Shinhan Life Insurance		2,379,538	3,438,141	421,635	6,239,314
Shinhan Capital		2,226,141	298,717	8,297	2,533,155
Jeju Bank		2,066,294	491,256	114,832	2,672,382
Shinhan Credit Information		—	—	9,158	9,158
Shinhan PE		—	13,269	6,950	20,219
SH Asset Management		464	923	86,154	87,541
Shinhan BNP Paribas AMC		516	304	66,006	66,826
Cardif Life Insurance		1,692	107,023	7,556	116,271
Shinhan Macquarie		—	—	10,755	10,755
SHC Management		—	—	12,037	12,037

	~~W~~	168,842,309	68,691,465	11,225,510	248,759,284

(*)	Net of allowance for loan losses and present value discounts

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
23.	Contribution by Subsidiaries to the Company’s Net Income

Effects on the Company’s net income due to the equity method for the three-month and nine-month periods ended September 30, 2009 and 2008 were as follows:

	Three-month period			Nine-month period
	ended September 30, 2009			ended September 30, 2009
	Amount		Ratio (%)	Amount	Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	282,347	51.54	537,072	44.89
Shinhan Card		171,467	31.29	387,318	32.38
Shinhan Investment		26,982	4.92	95,533	7.99
Shinhan Life Insurance		41,352	7.55	112,064	9.37
Shinhan Capital		13,337	2.43	31,863	2.66
Jeju Bank		4,231	0.77	8,616	0.72
Shinhan Credit Information		167	0.03	962	0.08
Shinhan PE		1,021	0.19	3,079	0.26
Shinhan BNP Paribas AMC		7,085	1.29	18,023	1.51
Cardif Life Insurance		—	0.00	1,665	0.14
Shinhan Macquarie		—	0.00	—	0.00
SHC Management		(70)	(0.01)	(34)	0.00

		547,919	100.00	1,196,161	100.00

Other income		68,370		229,109
Other expense		(124,485)		(375,379)

Net income for period	~~W~~	491,804		1,049,891

	Three-month period			Nine-month period
	ended September 30, 2008			ended September 30, 2008
	Amount		Ratio (%)	Amount	Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	189,053	51.92	1,036,619	55.67
Shinhan Card		163,135	44.81	596,802	32.06
Shinhan Investment		(22,354)	(6.14)	78,571	4.22
Shinhan Life Insurance		12,815	3.52	56,789	3.05
Shinhan Capital		15,146	4.16	57,170	3.07
Jeju Bank		2,095	0.58	8,234	0.44
Shinhan Credit Information		437	0.12	1,517	0.08
Shinhan PE		223	0.06	(277)	(0.01)
Shinhan BNP Paribas AMC		3,792	1.04	12,067	0.65
Cardif Life Insurance		(841)	(0.23)	(1,497)	(0.08)
Shinhan Macquarie		—	0.00	(3,124)	(0.17)
SHC Management		581	0.16	18,914	1.02

		364,082	100.00	1,861,785	100.00

Other income		68,924		198,500
Other expense		(109,067)		(324,715)

Net income for period	~~W~~	323,939		1,735,570

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
24.	Allowance for Loan Losses of the Company and Subsidiaries

Changes in the allowance for loan losses of the Company and its subsidiaries for the nine-month period ended September 30, 2009 and the year ended December 31, 2008 were as follows:

	2009
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	12,226	(4,010)	8,216
Shinhan Bank		2,581,217	443,668	3,024,885
Shinhan Card		764,066	570	764,636
Shinhan Investment		62,205	44,407	106,612
Shinhan Life Insurance		28,570	5,895	34,465
Shinhan Capital		52,396	7,905	60,301
Jeju Bank		26,438	6,869	33,307
SH Asset Management		32	(32)	—
Shinhan BNP Paribas AMC		60	50	110
Cardif Life Insurance		59	(59)	—
Shinhan Macquarie		15	(12)	3

	~~W~~	3,527,284	505,251	4,032,535

	2008
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	7,075	5,151	12,226
Shinhan Bank		1,991,574	589,643	2,581,217
Shinhan Card		947,737	(183,671)	764,066
Shinhan Investment		36,237	25,968	62,205
Shinhan Life Insurance		21,380	7,190	28,570
Shinhan Capital		41,432	10,964	52,396
Jeju Bank		31,849	(5,411)	26,438
SH Asset Management		—	32	32
Shinhan BNP Paribas AMC		101	(41)	60
Cardif Life Insurance		51	8	59
Shinhan Macquarie		85	(70)	15
SHC Management		9,212	(9,212)	—

	~~W~~	3,086,733	440,551	3,527,284

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
25.	Plans and status for the First-time Adoption of K-IFRS (International Financial Reporting Standards)
(a)	Preparation of K-IFRS adoption

Under the Financial Supervisory Commission’s announced roadmap for the adoption of K-IFRS in March 2007 and article 13 of the Securities-related External Audit Act, the Company is required to issue financial statements prepared in accordance with K-IFRS from 2011. In August 2007, the Company organized a Task Force Team and performed preliminary analysis of the effects of K-IFRS adoption. The Task Force Team is underway to complete update of the financial reporting system.

(b)	K-IFRS Adoption Status

i)	Action Plan and Current Status

The Task Force Team has divided its operations into three phases to effectively manage and complete the long-term plans.

(1) Phase 1: Analysis Phase
The Company identified differences between Statements of Korean Financial Accounting Standards (current accounting standards) and K-IFRS and assessed the potential impact of K-IFRS adoption over the period from August of 2007 to February of 2008. Also, the Company has provided K-IFRS training to strengthen employees’ K-IFRS knowledge.

(2) Phase 2: Policy Establishment, System Design and Implementation Phase

Based on the outcome of Phase 1, since March 2008 the Company has been working to establish its K-IFRS accounting procedures, detailed methodologies, and complete the design and implementation of its infrastructure. The Company plans to carry out Phase 2 until the fourth quarter of 2009, in which it will complete the system development at the group level and perform sufficient testing to confirm the accuracy of the system’s output.

(3) Phase 3: K-IFRS application phase

The Company plans to assure the integrity of data and the completeness of the accounting system through sufficient testing of the establishment of its K-IFRS related infrastructures, which will enable the Company to calculate the underlying financial information by the second quarter of 2010.

ii)	Main Activities

(1) Establishment of Shinhan Financial Group (the “Group”) accounting policies and accounting manuals

In consideration of the requirements of K-IFRS and the Group’s current situations, the Company performed an analysis of its various alternatives in order to establish the Group accounting policies that would best apply to both the Company and all its subsidiaries, and determined the detailed methodologies for each accounting treatment. In addition, each subsidiary is underway to update its accounting practice manuals in line with the financial reporting process of the Group.

(2) System Redesign

The Company is in the process of analyzing a system and defining the elements requiring redesign in order to calculate the financial information and maintain an efficient system under K-IFRS during the reporting period. In addition, the Company stores data which it intends to process through the new system once it has been completed.

SHINHAN FINACNIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2009
(In millions of Won)
(Unaudited)
25.	Plans and status for the First-time Adoption of K-IFRS (International Financial Reporting Standards), Continued
iii)	Composition and Operation of the Action Plan

In order to ensure a smooth transition to K-IFRS, the Company formed its K-IFRS Adoption Task Force Team, which included external consultants from an accounting firm. In order to maximize the efficiency in the major areas affected by the adoption of K-IFRS, the team broken into small groups such as consolidation, loans, securities and derivatives, other areas and its core members from each subsidiary performs detail conversion tasks. In addition, an IT IFRS Task Force Team was formed with IT experts from each sector and external IT system development consultants in order to carry out IT system design and implementation.

(c)	Differences between K-IFRS and K-GAAP Expected to Have a Material Effect on the Group

The areas of accounting under the current financial statements for which the application of K-IFRS is expected to give rise to significant differences include the scope of consolidation, loss provisions, revenue recognition and employee benefits, among others. The details will become available after sufficient testing upon the completion of system implementation.